UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Astra Space, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001

(Title of Class of Securities)

Not applicable

(CUSIP Number)

Astra Space, Inc.

1900 Skyhawk Street

Alameda, CA 94501

(866) 278-7217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

(1)	Names of reporting persons Adam London
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 28,443,555
	(8)	Shared voting power 0
	(9)	Sole dispositive power 28,443,555
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 28,443,555
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 51.0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 1 to Statement on Schedule 13D (this “Schedule 13D”) relates to Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of Astra Space, Inc. (the “Issuer”), the principal executive offices of which are located at 1900 Skyhawk Street Alameda, CA 94501. This Schedule 13D is being filed on behalf of Mr. Adam London (the “Reporting Person”) to reflect the transfer (the “Transfer”) by charitable gift of 700,000 shares of Class B common Ssock (the “Original Shares”) of the Issuer by the Reporting Person, as reported on that certain Form 4 filed by the Reporting Person with the U.S. Securities and Exchange Commission on December 30, 2021.

Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock of the Issuer upon the occurrence of certain events, pursuant to the Second Amended and Restated Certificate of Incorporation (the “Certificate”) of the Issuer, as amended from time to time. Pursuant to the Certificate, the Original Shares were converted into shares of Class A Common Stock of the Issuer upon the Transfer (the “New Shares”). As a condition to the Transfer, the recipient of the New Shares was required to join the Investors’ Rights Agreement between the Issuer, the reporting person and the other parties thereto dated February 2, 2021 (the “Investors’ Rights Agreement”), and the New Shares are subject to the restricted transfer provisions thereunder as if the New Shares were held by the reporting person.

Prior to the Business Combination (as defined below), the Issuer was known as Holicity Inc., a Delaware corporation (“Holicity”).

Item 2. Identity and Background.

(a) This Schedule 13D is filed on behalf of the Reporting Person.

(b) The principal business address of the Reporting Person is 1900 Skyhawk Street Alameda, CA 9450.

(c) The present principal occupation of the Reporting Person is Director and Chief Technology Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person is deemed to beneficially own 28,443,555 shares of Class B Common Stock of the Issuer as reflected in this Schedule 13D.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of Class B common stock of Astra Space, Inc., a Delaware corporation (“Legacy Astra”) beneficially owned by the Reporting Person were automatically converted into shares of Class B Common Stock of the Issuer.

Item 4. Purpose of Transaction.

On June 30, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of February 2, 2021 (as amended and/or restated from time to time , the “Merger Agreement”), by and among the Issuer, Holicity Merger Sub, Inc., a newly-formed Delaware corporation (“Merger Sub”), and Legacy Astra. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Astra, with Legacy Astra surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). As a result of the Business Combination, Legacy Astra became a wholly-owned subsidiary of the Issuer, with the stockholders of Legacy Astra becoming stockholders of the Issuer and each outstanding share of common stock and preferred stock of Legacy Astra was cancelled and extinguished and collectively converted into the right to receive shares of common stock of the Issuer in accordance with the Merger Agreement. Upon the consummation of the Business Combination, Holicity changed its name to “Astra Space, Inc.”

As a result of the Business Combination, the Reporting Person received 29,143,555 shares of Class B Common Stock. Subsequent to the Business Combination, the Reporting person gifted the Original Shares via the Transfer, such that the outstanding shares of Class B Common Stock beneficially owned by the Reporting person is 28,443,555.

In connection with the Merger Agreement, certain of the Legacy Astra stockholders entered into the Investors’ Rights Agreement, pursuant to which the stockholders, including the Reporting Person, have agreed, subject to certain exceptions, not to dispose of or hedge any shares of Class B Common Stock or securities convertible into or exchangeable for shares of Class B Common Stock of the Issuer received in connection with the transactions contemplated by the Merger Agreement during the period from the Closing Date continuing through the earliest of: (i) the date that is one year from the Closing Date, (ii) the last trading day when the last reported sale price of the Class B Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Class B Common Stock for cash, securities or other property.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. London is entitled to receive compensation and other benefits as an employee of the Issuer. In such capacity, he may also be granted equity awards with respect to the Class B Common Stock from time to time.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

99.1	Form of Investors’ Rights Agreement from certain of Legacy Astra stockholders, officers and directors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (filed with the SEC on February 02, 2021)).

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	March 3, 2022	Signature:	/s/ Adam London
		Name:	Adam London
		Title:	Director and Chief Technology Officer